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                                                                    EXHIBIT 28.3

REPORT OF LEGG MASON WOOD WALKER, INC., INDEPENDENT APPRAISERS







                                                           September 14, 1998

Board of Directors
Computer Technology Associates, Inc.
6903 Rockledge Drive, Suite 800
Bethesda, Maryland 20817

Members of the Board:

           You have requested our advice with regard to certain factors impacting the formula price of the Common Stock of Computer Technology Associates, Inc. ("CTA" or the "Company") as of June 30, 1998. Specifically, you have asked us to provide you with (i) a discount factor to reflect the limited liquidity of CTA Common Stock (the "Discount Factor") (ii) a market index to reflect existing securities market conditions, including their relationship to public companies we have deemed comparable to CTA (the "Market Index") and (iii) our assessment as to whether or not the price produced by the formula for CTA Common Stock as of June 30, 1998 falls within a range we consider reasonable (together, our "Opinion"). In that regard, and pursuant to the terms and conditions of our letter agreement dated September 11, 1998, we are pleased to respond with this letter and related exhibits.

           In rendering our Opinion we have, among other things: (i) reviewed the Annual Reports to Shareholders and the Annual Reports on Form 10-K for the three years ended December 31, 1997; (ii) reviewed certain interim reports to shareholders and Quarterly Reports on Form 10-Q; (iii) reviewed certain other information relating to the business, earnings, cash flow, assets and prospects of the Company; (iv) reviewed contract backlog data and contract profiles prepared by management; (v) reviewed certain data regarding the financial performance and market valuation of selected public companies we deemed to be engaged in operations similar to those of CTA; (vi) reviewed data relating to recent merger and acquisition activity we deemed to be engaged in operations similar to those of CTA; and, (vii) met with senior management of CTA to discuss the operating performance and future prospects of the Company.

           We have relied without independent verification on information supplied to us by CTA and its employees, representatives and independent public accountants as well as information available from generally recognized public sources and, accordingly, do not assume responsibility for the accuracy or completeness of such information. Additionally, we have not made an appraisal of any assets of CTA. Our Opinion herein is necessarily based upon conditions and circumstances as they exist, have been disclosed to us and can be evaluated as of the date hereof.

           In recommending a 17.5% Discount Factor for the minority holdings of CTA Common Stock we note that while there is no active trading market for the Common Stock, there have been limited treasury stock purchases by the Company, its Employee Stock Option Plan and employees of CTA.

           Regarding a Market Index, we note that the Company has decided to reset Market Index to 1.000 as of September 10, 1998. On this date, we note that the Dow Jones Industrial Average closed at 7,615.54 and the S&P 500 Index closed at 980.19.

           Based upon our analyses of the foregoing and upon such other data as we have considered relevant to our analysis, it is our Opinion that (i) the appropriate Discount Factor is 17.5% (ii) the reset Market Index is 1.000, and
(iii) the formula produced price for CTA Common Stock of $5.84 per share does fall within the range we believe represents fair market value.

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                                          Very truly yours,

                                          LEGG MASON WOOD WALKER, INCORPORATED



                                          By:     /s/ Scott R. Cousino

                                                      Scott R. Cousino
                                                      Managing Director